[Bullion River Gold Corporation Letterhead]

August 16, 2005

Via EDGAR and Fascimile (202) 772-9369

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7010

Washington D.C. 20549-7010

Attn:  Jason Wynn

Re:

Bullion River Gold Corp.

Registration Statement on Form SB-2

File No. 333-124806

Request for Acceleration of Effectiveness

Dear Mr. Wynn:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bullion River Gold Corp., a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time, on Thursday, August 18, 2005, or as soon thereafter as possible.

Additionally, the Registrant hereby acknowledges the following:

(i)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr.  Jason Wynn

Securities and Exchange Commission

Should you have any questions or require any additional information with respect to this filing, please contact Peter S. Heinecke of Kirkpatrick & Lockhart Nicholson Graham at 415-249-1077 or by facsimile at (415) 249-1001.  Thank you for your assistance and cooperation.

Sincerely,

Daniel Graves

Chief Financial Officer

cc:

Peter S. Heinecke, Esq.